CONTRAVIR PHARMAECUTICALS, INC.

420 LEXINGTON AVENUE, SUITE 2012

NEW YORK, NEW YORK 10170

November 21, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Dan Greenspan

Melissa Rocha

Re:                         ContraVir Pharmaceuticals, Inc.

Amendment No. 2 to Form 10

Filed October 22, 2013

File No. 000-55020

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated November 4, 2013 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10”) of ContraVir Pharmaceuticals, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Business, page 43

FV-100, page 44

1.                                      We note your response to our prior Comment 5. Please expand your disclosure to include the maximum total milestone payments you could potentially owe to Bristol-Meyers Squibb Company (BMS), a description of the potential royalties within 10%, such as single-digits, teens, twenties, etc., and the termination provisions of your Asset Purchase Agreement with BMS.

Response

The Company acknowledges the Staff’s comment and has updated pages 29 and 46 of the Form 10 in accordance with the Staff’s comment.  The Company advises the Staff that the transactions contemplated by the BMS Agreement closed on August 17, 2012.

2.                                      We note your response to our prior Comment 6. Please disclose whether “numerically favorable treatment difference” or “relative treatment difference” are standards recognized by the FDA or any comparable regulatory agency.

Response

The Company respectively advises the Staff that it does not believe the Food and Drug Administration (the “FDA”) has officially recognized “numerically favorable treatment difference” or “relative treatment difference” as standards.  However, these are terms the FDA allows companies to use to describe efficacy results.  In phase 2 clinical trials, the FDA expects companies to conduct dose ranging and employ a number of statistical methods for evaluating efficacy on primary and secondary endpoints.  FDA does not expect statistical significance in phase 2 clinical trials as companies do not yet know the treatment effect size at a given dose for determining the sample size for phase 3 clinical trials, thus the term “numerically favorable treatment difference” is used to describe efficacy results and  ultimately size a phase 3 pivotal trial.  During  an end of phase 2 meeting with the FDA or through a Special Protocol Assessment companies reach agreement with the FDA on what the appropriate measure of efficacy is and that agreement can include “relative treatment differences” particularly when comparing two active treatments.

We have updated pages 47 and 49 of the Form 10 to better describe the terms “numerically favorable treatment difference” and “relative treatment difference.”

3.                                      We note your response to our prior Comment 10. Please define the following abbreviations used in the tables on page 47:

•                  “S.E.;”

•                  “AE;” and

•                  “SAE.”

Response

The Company acknowledges the Staff’s comment and has updated page 49 of the Form 10 in accordance with the Staff’s comment.

Intellectual Property, page 48

4.                                    We note your response to our prior Comment 11. Please revise your disclosure to state clearly whether your foreign granted patents related to FV-100 are licensed or owned. If licensed, please identify the licensor.

Response

The Company acknowledges the Staff’s comment and has updated page 51 of the Form 10 in accordance with the Staff’s comment.

We hereby acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If you have any further comments and/or questions, please contact the undersigned at (212) 297-0020 or Jeffrey J. Fessler, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer

cc:                                Jeffrey J. Fessler, Sichenzia Ross Friedman Ference LLP

Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP

Bernard F. Denoyer, ContraVir Pharmaceuticals, Inc.